EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Hanmi Financial Corporation:
We consent to the incorporation by reference in the registration statements (Nos. 333-118733 and 333-117753) on Form S-3 and the registration statements (Nos. 333-149858, 333-115753 and 333-44090) on Form S-8 of Hanmi Financial Corporation of our reports dated March 13, 2009, with respect to the consolidated balance sheets of Hanmi Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Hanmi Financial Corporation.
/s/ KPMG LLP
Los Angeles, California
April 7, 2009